Exhibit 2.2

KFKI INVESTMENT LTD

PT INVEST INTERNATIONAL LLC

HUNGARIAN TELEPHONE AND CABLE CORP.

AGREEMENT

for the sale and purchase of

a certain portion of the issued share capital of

PANTEL TÁVKÖZLÉSI ÉS KOMMUNIKÁCIÓS RÉSZVÉNYTÁRSASÁG

DATED 21 September 2004

	CONTENTS
1.	Definitions	4

2.	Sale and Purchase of the Sale Shares	5

3.	Consideration	5

4.	Conditions Precedent	6

5.	Completion and Payment of Consideration	7

6.	Warranties	8

7.	Updating to Completion	9

8.	Limitations on Warranty Claims	10

9.	Guarantees	12

10.	Role of KFKI	12

11.	Whole Agreement	12

12.	Announcements and Confidentiality	13

13.	Notices	14

14.	General	15

15.	Termination	16

16.	Governing Law and Arbitration	16

Schedule 1: Seller’s Warranties

Schedule 2: Particulars of the Subsidiaries

Schedule 3: Consideration

Schedule 4: Undertaking With Regard to the Transfer of HTCC Common Shares

THIS AGREEMENT (the “Agreement”) is made on 21 September 2004

BETWEEN:

(1)	KFKI INVESTMENT LTD., a company incorporated and existing under the laws of the Republic of Hungary, whose registered office is at Tüzér u. 39-41, H-1134 Budapest, Hungary, (“KFKI”); and

(2)	PT INVEST INTERNATIONAL LLC, a legal entity established and existing under the laws of the state of Delaware, the United States of America, whose registered office is at 1220 New Market Street, Suite 060, Wilmington, Delaware 19801, the United States of America, (the “Seller”); and

(3)	HUNGARIAN TELEPHONE AND CABLE CORP., a legal entity established and existing under the laws of the state of Delaware, the United States of America, whose registered office is at 1201 Third Avenue, Suite 3400, Seattle, Washington WA 98101-3034, the United States of America (the “Purchaser”),

together referred to as the “parties” and individually a “party”.

RECITALS:

(A)	PanTel Távközlési és Kommunikációs Részvénytársaság (the “Company”) is a private company limited by shares incorporated and existing under the laws of the Republic of Hungary.

(B)	The Seller is the owner of 14.74% (being 4,423,000 ordinary registered shares) of the Shares, the “Sale Shares”.

(C)	The other shareholders in the Company are Pansource B.V., a legal entity established and existing under the laws of the Netherlands (“Pansource”), which is the owner of 75.19% of the Shares and Magyar Államvasutak Részvénytársaság, a company incorporated and existing under the laws of the Republic of Hungary, (“MÁV”), which is the owner of 10.07% of the Shares.

(D)	The Seller, MÁV and Pansource are (among others) parties to a Shareholders’ Agreement dated 18 April 2000 (the “Shareholders’ Agreement”) which provides, inter alia, for corporate governance in the Company and for certain regulations on the transfer of Shares.

(E)	The Seller wishes to sell and the Purchaser wishes to purchase the Sale Shares for the consideration and upon the terms and subject to the conditions set out in this Agreement.

(F)	The Seller acknowledges that, as a consequence of the various transactions referred to in this Agreement, the Shareholders’ Agreement will need to be terminated.

IT IS AGREED as follows:

1.	DEFINITIONS

In this Agreement:

“Agreement” means this share sale and purchase agreement;

“Affiliate” means (as appropriate) in relation to any party, any subsidiary or parent of that party and any subsidiary of that parent in each case for the time being;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open in the Republic of Hungary and the United States of America for normal business;

“Company” has the meaning given to it in Recital (A);

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with Clause 5;

“Completion Date” has the meaning given to it in Clause 5.1;

“Consideration” has the meaning given to it in Schedule3;

“Contribution Agreement” means the contribution agreement signed between MÁV and PanTel on 1 April 1998;

“HTCC Common Shares” means the 204,000 newly-issued unregistered common shares to be issued by the Purchaser to the Seller as part of the Consideration; the HTCC Common Shares shall be free from all security interests, options, equities, claims or other third party rights of any nature whatsoever, together with all statutory rights attaching to them at the Completion Date

“HTCC Loan Facility” means the Euro 130,000,000 Senior Secured Debt Facility Agreement dated 11 April 2000, as amended, entered into by Hungarotel as Borrower, Hungarian Telephone and Cable Corp. as Guarantor, Citibank, N.A. and Westdeutsche Landesbank Girozentrale as Arrangers with Citibank International Plc acting as Facility Agent and Citibank Rt. acting as Security Agent;

“HTCC’s Group” means the Purchaser and its Affiliates from time to time;

“Hungarotel” means Hungarotel Távközlési Rt. (seat: 1066 Budapest, Teréz krt. 46.; company registration number: Cg. 01-10-043040), being controlled by the Purchaser;

“MÁV” has the meaning given to it in Recital (C);

“KFKI Group” means KFKI Investment Kft. and its Affiliates from time to time;

“Loan Facilities” means the HTCC Loan Facility and the PanTel Loan Facility, or either of them;

“Necessary Conditions” has the meaning given to it in Clause 4.1;

“Novacom” means Novacom Távközlési Kft. (seat: 1134 Budapest, Váci út 35.; company registration number: Cg. 01-09-665609), a 100% subsidiary of the Company;

“Pansource” has the meaning given to it in Recital (C);

“PanTel Loan Facility” means the Euro 80,000,000 Multicurrency Facilities Agreement dated 26 February 2001 and amended on 30 November 2001, 11 March 2002, 22 January 2004 and 22 April 2004 entered into by the Company as Borrower, CIB Közép-Európai Nemzetközi Bank Részvénytársaság and Magyar Külkereskedelmi Bank Részvénytársaság as Mandated Arrangers with Magyar Külkereskedelmi Bank Részvénytársaság acting as Facility Agent and Security Agent and CIB Közép-Európai Nemzetközi Bank Részvénytársaság acting as Paying Agent;

“Purchaser’s Group” means the Purchaser and its Affiliates from time to time;

“Sale Shares” means KFKI’s ownership interest in 14.74% (being 4,423,000 ordinary registered shares) of the Shares;

“Shareholders’ Agreement” has the meaning given to it in Recital E;

“Shares” means the Company’s registered capital of HUF 14,010,000,000 divided into 30,000,000 ordinary shares of HUF 467 nominal value, each all of which have been issued fully paid;

“Subsidiaries” are the present subsidiaries of the Company listed in Schedule 2 and Subsidiary means any one of them;

“Warranties” means the warranties contained in Clause 6.1 and Schedule 1 and any other warranties made by the Seller and “Warranty” means any of them; and

“Warranty Claim” has the meaning given to it in Clause 8.1.3.

Where any statement is qualified by the expression “best knowledge and belief of the Seller” or any similar expression, that statement shall only be deemed to be made on the basis of the actual knowledge or belief of the Seller.

Words denoting persons shall include bodies corporate and unincorporated associations of persons.

The headings in this Agreement do not affect its interpretation.

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	The Seller shall sell and the Purchaser shall purchase the Sale Shares, together with all rights attaching to them, free from all charges, liens and other encumbrances, save for any restrictions which may apply to them at that time under the terms of the PanTel Loan Facility.

3.	CONSIDERATION

3.1	The consideration for the sale and purchase of the Sale Shares shall be that set out in Schedule 3 and shall be payable on Completion in accordance with the terms of Clause 5 below.

3.2 The HTCC Common Shares will have the same rights and obligations concerning de-listing and dilution of the stocks as the common stock of the same class held by the existing HTCC stock holders including TDC and/or Ashmore, except that there will be (a) a prohibition on the Seller transferring any of the HTCC Common Shares before 21 September 2006 and (b) a prohibition on the Seller transferring any more than 50% of them during the period between 21 September 2006 and 21 September 2007. Such prohibitions shall not affect the Seller’s right to transfer the HTCC Common Shares within the KFKI Group provided that (i) the transferee gives to HTCC an undertaking regarding prohibitions on sale in the same form as that in Schedule 4 and (ii) the transferee remains a member of the KFKI Group until 21 September 2007. At the Seller’s request, the Purchaser will (following the end of the transfer prohibition periods respectively) at the Seller’s cost, register the HTCC Common Shares. Save for the cases set out hereunder in Clause 3.3, the Seller further undertakes that if, subject to the above prohibitions on transfer and following registration of the HTCC Common Shares, it wishes to transfer any of the HTCC Common Shares on the open market, it will consult with the Purchaser in order to avoid any decrease in the publicly-listed share price of the Purchaser. For the purposes of this Clause 3.2, “transfer” shall be interpreted to mean any sale, disposal, contribution or other parting with legal or beneficial ownership in whole or in part by the Seller, whether for value received or not.

In the event of a delisting of HTCC before 21 September 2007, HTCC will treat the HTCC Common Shares in the same way as it will treat registered common stock of the same class.

If, as a result of the issue (or a series of issues) by HTCC of further common stock, KFKI’s shareholding as at the completion of this Agreement is diluted by more than 1%, KFKI will have the right to purchase additional common stock in HTCC at the higher of the issue price or market price in order to maintain the proportion (as at the completion of this Agreement) of its shareholding in HTCC, provided that KFKI may not purchase less than 2,500 shares of common stock on any one occasion.

3.3	The obligation of the Seller to consult with the Purchaser prior to the transfer of HTCC Common Shares as set out above in Clause 3.2 shall not be applied if the number of shares to be transferred by the Seller per day is below four thousand (4,000) shares.

3.4	The Seller will enter into a written undertaking with the Purchaser, attached as Schedule 4, with regard to the restrictions and prohibitions set out above and will deliver that written undertaking to the Purchaser at Completion.

4.	CONDITIONS PRECEDENT

4.1	The sale and purchase of the Sale Shares is conditional on:

4.1.1	the completion of a sale and purchase agreement in relation to the purchase by the Purchaser of the Shares currently held by MÁV;

4.1.2	the Seller delivering to the Purchaser its written consent to the termination of the Shareholders’ Agreement with effect of Completion and a declaration that it has no claims arising from or in connection with the Shareholders’ Agreement;

4.1.3	the facility agent or such other designated person giving its written consent to the transaction contemplated by this Agreement sale and purchase agreements with Pansource and MÁV, in accordance with the terms of each of the PanTel and HTCC Loan Facilities;

4.1.4	such amendments being made to any Finance Documents (as defined in the relevant Loan Facility) as may be reasonably required by the facility agent or such other designated person prior to completion of the contemplated transaction; and

4.1.5	each of the Warranties given by the Seller being true, fulfilled, complete and accurate at Completion and the Seller certifying the same in writing.

The conditions referred under the above Clauses 4.1.1 - 4.1.5 inclusive shall together be referred to as the “Necessary Conditions”, which correspond to the conditions precedent in the sale and purchase agreements with Pansource and MÁV.

4.2	The parties shall co-operate with each other for the purpose of satisfying the Necessary Conditions and no party shall take any action which prejudices or is likely to prejudice the satisfaction of the Necessary Conditions. Each of the parties shall use reasonable endeavours to procure that the Necessary Conditions are fulfilled by 4 November 2004 or by such other date as agreed among the parties. To the extent that it is within its power to do so, the Purchaser may in its sole discretion waive fulfilment or completion of one or more of the Necessary Conditions.

5.	COMPLETION AND PAYMENT OF CONSIDERATION

5.1	Completion shall take place at the offices of Köves Clifford Chance within 15 Calendar Days of the fulfilment of the last of the Necessary Conditions, on such date (the “Completion Date”) as shall be mutually agreed between the parties.

5.2	At Completion:

5.2.1	the Seller shall deliver or cause to be delivered to the Purchaser:

(a)	a declaration duly signed on behalf of the Seller that the share certificates in respect of all the Sale Shares, which are kept in bank deposit in accordance with the PanTel Loan Facility, have been provided with a blank endorsement;

(b)	a declaration duly signed on behalf of the Seller and with the acknowledgement of receipt by the bank holding the Sale Shares stating that the Purchaser will acquire title to the Sale Shares with effect of the payment of the Consideration;

(c)	a written notice in the form required by Act CXLIV of 1997 on Business Associations to the Board of Directors of the Company in respect of the sale of the Sale Shares to the Purchaser;

(d)	the written undertaking in relation to the HTCC Common Shares referred to in Clause 3.4;

(e)	written confirmation of the Seller’s consent to the termination of the Shareholders’ Agreement and that the Seller has no claims arising there from;

(f)	the written declarations duly signed by the members of the Company’s Board of Directors and Supervisory Board nominated by the Seller, the Seller stating that (i) they resign from their respective positions with, in each case, effect from the date of such declaration and (ii) they have no claims (with the exception of maximum one month remuneration due from the Company as a result of fulfilling such position) against the Company or the Purchaser whether for loss of office or otherwise;

(g)	a declaration duly signed on behalf of the Seller confirming that each of the Warranties is true, fulfilled, complete and accurate as at Completion; and

(h)	proof of PT Invest’s good standing.

5.2.2	the Purchaser shall

(a)	instruct its bankers to pay the cash part of the Consideration by bank transfer to the Seller’s bank account, the details of which shall be notified by the Seller to the Purchaser at least 15 Business Days prior to the Completion Date and shall provide - as evidence of payment - a faxed copy of the bank’s confirmation on the said irrevocable transfer of the cash part of the Consideration;

(b)	hand over the certificates relating to theHTCC Common Shares to the Seller; and

(c)	give the Seller sight of the consent of Pansource and MÁV to the termination of the Shareholders’ Agreement.

5.3	Immediately following the first general meeting of the Company after Completion, the Purchaser shall deliver letters to the Seller from the Company and the Purchaser acknowledging that the Company and the Purchaser have no claims against the people referred to in Clause 5.2.1(f) above or any former board member or member of the supervisory board appointed by the Seller and waiving their right to bring any actions with respect to any claim (including derivative actions on behalf of the Company) against such board members or members of the supervisory board for any breach of their duties to the Company as board members or members of the supervisory board, as the case may be; provided that the Purchaser’s/Company’s acknowledgement and waiver under this Clause 5.4 shall not prevent the Company or the Purchaser from making any claim in respect of wilful misconduct, gross negligence or fraud.

5.4	Should the Necessary Conditions not be fulfilled within the period referred to in Clause 4.2, the parties will mutually set a new date which shall be a date before 31 December 2004 for Completion. Should Completion fail to take place on or before 31 December 2004, this Agreement shall (unless the parties agree otherwise) terminate in accordance with Clause 15.

6.	WARRANTIES

6.1	The Seller warrants to the Purchaser that each of the statements set out in Schedule 1 is accurate in all material respects at the date of this Agreement.

6.2	The Purchaser warrants to the Seller that the following statements are accurate as at the date of this Agreement:

6.2.1	the Purchaser:

(a)	is a corporation validly existing under the laws of the state of its incorporation with the requisite power and authority to enter into and to perform this Agreement; and

(b)	has taken all necessary corporate actions to authorise the execution and performance of its obligations under this Agreement;

6.2.2	this Agreement constitutes valid and binding obligations of the Purchaser;

6.2.3	compliance with the terms of this Agreement will not constitute a default or a breach under any provision of:

(a)	the Purchaser’s memorandum or articles of association or other constitutional documents; or

(b)	any order, judgment, decree or regulation or any other restriction of any kind by which the Purchaser is bound; or

(c)	any agreement or contract to which the Purchaser is a party or by which it is bound; and

6.2.4	other than as contemplated by this Agreement, no announcements, consultations, notices, reports or filings are required to be made by the Purchaser in connection with the transactions contemplated by this Agreement nor are any consents, approvals, registrations, authorisations or permits required to be obtained by the Purchaser in connection with the execution and performance of this Agreement the failure to make or obtain any of which would:

(a)	prevent or delay Completion; or

(b)	subject the Seller to any liability.

7.	UPDATING TO COMPLETION

7.1	The Purchaser declares that under the sale and purchase agreement concluded with Pansource, the transfer of the Company’s rights and assets to Novacom shall not be completed until Completion.

7.2	The Seller warrants and undertakes to the Purchaser that the Warranties will be true, fulfilled, complete and accurate in all respects and not misleading, unfulfilled or incomplete in any respect at Completion as if they had been given again at Completion.

7.3	The Seller further warrants and undertakes to the Purchaser that if, after the signing of this Agreement and before Completion, any event shall occur or matter shall arise which results or may result in any of the Warranties being unfulfilled, untrue, incomplete, misleading, or incorrect in any respect at Completion:

7.3.1	the Seller shall immediately notify the Purchaser in writing fully thereof prior to Completion; and

7.3.2	the Seller (at its own cost) shall make any investigation concerning the event or matter and shall take such steps to rectify or ameliorate the effects of the event or matter that, in each case, the Purchaser may reasonably require.

7.4	The Seller further agrees to indemnify the Purchaser on demand and on terms satisfactory to the Purchaser for all losses suffered by the Purchaser or any member of the Purchaser’s Group relating to the period commencing on the signing of this Agreement and ending on Completion in consequence of any fact, event, matter, set of circumstances or developments in any event, fact, matter or set of circumstances:

7.4.1	occurring, arising or being discovered within such period; and

7.4.2	which results or may result in any of the Warranties being unfulfilled, untrue, misleading, incomplete or incorrect in any respect at Completion.

8.	LIMITATIONS ON WARRANTY CLAIMS

8.1	The Purchaser acknowledges and agrees with the Seller that:

8.1.1	the Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of the Seller and on which the Purchaser may rely in entering into and performing this Agreement;

8.1.2	no other statement, promise or forecast made by or on behalf of the Seller may be relied on or form the basis of, or be pleaded in connection with, any claim by the Purchaser under or in connection with this Agreement; and

8.1.3	any claim by the Purchaser or any person deriving title from it in connection with the Warranties (a “Warranty Claim”) shall be subject to the following provisions of this Clause.

8.2	The liability of the Seller under or in respect of this Agreement shall be limited as follows:

8.2.1	any breach of the Warranties in respect of which the amount of the damages to which the Purchaser would otherwise be entitled is less than Euro 25,000 will be disregarded for all purposes;

8.2.2	the Purchaser shall not be entitled to recover any damages unless the amount of damages in respect of such breach or breaches (damages in respect of each breach individually exceeding the amount stipulated in Clause 8.2.1 above), exceeds in aggregate the sum of Euro 250,000; and

8.2.3	the maximum aggregate liability of the Seller in respect of this Agreement shall not exceed the amount of the Consideration, with the exception of the matters set out in Paragraph 4 of Schedule 1.

8.3	If the Warranty Claim in question is as a result of or in connection with a liability or alleged liability to a third party:

8.3.1	the Purchaser shall procure the Company or the Subsidiaries, as the case may be, to take such action to avoid, dispute, resist, appeal, compromise or contest the liability as may be requested by the Seller which shall be entitled to have the conduct of any appeal, dispute, compromise or defence of the dispute and of any incidental negotiations but at the Seller’s expense; and

8.3.2	the Purchaser shall procure the Company or the Subsidiaries, as the case may be, to make available to the Seller such persons and all such information as the Seller may reasonably require for avoiding, disputing, resisting, appealing, compromising or contesting any such liability.

8.4	The Seller shall cease to have any liability under or in respect of the Warranties on the date which is two (2) years after Completion, except in respect of:

8.4.1	a Warranty Claim in respect of the matters set out in Paragraph 4 of Schedule 1, in which case the Seller shall cease to have any liability only after 21 September 2009; or

8.4.2	a Warranty Claim under any other Paragraph of Schedule 1 of which the Purchaser gives written notice to the Seller before the expiry of the two (2) year period and in accordance with Clause 8.3 above.

8.5	If the Seller makes any payment by way of damages for breach of the Warranties (the “Damages Payment”) and the Company, the Subsidiaries or any member of the Purchaser’s Group receives any benefit otherwise than from the Seller which would not have been received but for the circumstance giving rise to the claim in respect of which the Damages Payment was made the Purchaser shall, once it or the Company or the Subsidiaries or the member of the Purchaser’s Group has received such benefit, immediately repay to the Seller an amount equal to the lesser of the amount of such benefit and the Damages Payment.

8.6	Where the Seller has made a payment to the Purchaser in respect of, or relating to, any claim under the Warranties and the Company, the Subsidiaries or the Purchaser have a right of reimbursement against any other person in respect of or relating to that claim the Purchaser shall notify the Seller as soon as reasonably possible of that fact and shall (if indemnified to its reasonable satisfaction against the costs and expenses of taking such action) take all reasonable steps or proceedings to enforce such right.

8.7	If any amount in respect of any breach of the Warranties is paid by the Seller to the Purchaser and any subsequent event or circumstances happens or arises by virtue of which the loss attributable to such breach is reduced or removed altogether, then the Purchaser shall forthwith repay to the Seller that amount or the appropriate proportion thereof less the Purchaser’s reasonable costs and expenses (if any) incurred in recovering any relevant amount.

8.8	The parties acknowledge and agree that the Consideration has been calculated to take account of limitations on the Seller’s liability agreed by the parties in this Agreement.

8.9	The Seller shall not be liable for any Claim unless it receives from the Purchaser written notice containing details of the Claim including the Purchaser’s estimate (on a without prejudice basis) of the amount of such Claim as soon as reasonably practicable.

8.10	If the Purchaser becomes aware that any claim has been made against the Company or the Seller, by a third party after Completion which is likely to result in the Purchaser being entitled to make a Claim against the Seller in respect of a breach of any Warranty the Purchaser shall give notice of such claim to the Seller as soon as reasonably practicable and shall give the Seller all reasonable facilities to investigate any such claim.

9.	GUARANTEES

9.1	The Purchaser undertakes with the Seller to procure the release at Completion (or as soon thereafter as is practicable) of the Seller from all guarantees, indemnities, bonds, letters of comfort, undertakings, licences and other arrangements to which it is a party in respect of the Company or the Subsidiaries or their business or properties occupied by them and to indemnify and to keep indemnified on a continuing basis the Seller from all claims, liabilities, costs and expenses (including without limitation, legal and other professional advisers’ fees) arising in respect or by reason thereof.

9.2	Without limiting the generality of Clause 9.1 above, the Purchaser agrees, in discharging its obligations under that Clause, to:

9.2.1	offer any guarantees, indemnities or other undertakings (as the case may be) in place of the guarantees and indemnities and other arrangements referred to in Clause 9.1 above; or

9.2.2	offer to discharge the liabilities in relation to which a guarantee or indemnity or other arrangements referred to in Clause 9.1 above was given.

9.3	The obligations of the Purchaser under Clauses 9.1 and 9.2 above will continue after Completion until all such releases are obtained.

10.	ROLE OF KFKI

10.1	KFKI agrees and undertakes to cause and procure the Seller to comply in full with each of its obligations under this Agreement.

10.2	If the Seller fails to perform any of its warranty obligations as defined under Clause 6 of this Agreement KFKI will indemnify the Purchaser for all and any loss or damage suffered by it as a consequence of the Seller’s such failure with respect to the limitations on Warranty Claims as defined in Clause 8.

11.	WHOLE AGREEMENT

11.1	This Agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the parties relating to those transactions.

12.	ANNOUNCEMENTS AND CONFIDENTIALITY

12.1	No announcement concerning the matters set out in this Agreement will be made at any time by or on behalf of the Seller, the Purchaser or any of their respective Affiliates without prior consultation with, and (unless the announcement is required by law or any relevant regulatory authority) without the prior written approval of, the other parties (such approval not to be unreasonably withheld or delayed).

12.2	The Purchaser shall, and shall procure that each of its Affiliates shall, keep confidential all information provided to it by or on behalf of the Seller or otherwise obtained by or in connection with this Agreement which relates to the Seller or any of its Affiliates.

12.3	The Purchaser shall, and shall procure that it and each member of its Group shall, keep confidential all information provided to it by or on behalf of the Purchaser the Seller or otherwise obtained by or in connection with this Agreement which relates to the Purchaser or any of its Affiliates the Seller.

12.4	If after Completion or termination or rescission of this Agreement in accordance with its terms the Purchaser or a member of its Group holds confidential information relating to the Seller, then it shall keep that information confidential and, where reasonably practicable, shall return that information to the Seller or destroy it, in each case without retaining copies.

12.5	The Seller shall keep confidential all information provided to it by or on behalf of the Purchaser or otherwise obtained by or in connection with this Agreement which relates to the Purchaser’s Group.

12.6	If after Completion or termination or rescission of this Agreement in accordance with its terms the Seller holds confidential information relating to the Purchaser, then it shall keep that information confidential and, where reasonably practicable, shall return that information to the Purchaser or destroy it, in each case without retaining copies.

12.7	Clauses 12.1 - 12.6 inclusive above shall not prevent disclosure of confidential information:

12.7.1	to the extent required by law or regulation but in those circumstances the relevant party shall give the other parties prompt written notice where practicable and lawful to do so before the disclosure occurs so that the other parties can pursue any opportunity to resist disclosure though appropriate legal means;

12.7.2	to the extent required by any securities exchange or regulatory or governmental body to which any of the parties is subject;

12.7.3	to the extent that the information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by any person; or

12.7.4	to professional advisers, to the extent that they need to know for the purposes of this Agreement and subject to equivalent undertakings of confidentiality.

13.	NOTICES

13.1	Any notice or other document to be served under this Agreement must be in the English language and may be delivered or sent by recorded express post or by facsimile to the party to be served at its address appearing in this Agreement or at such other address as it may have notified to the other party in writing in accordance with this clause.

13.2	Any notice or document shall be deemed to have been served:

13.2.1	if delivered, at the time of delivery; or

13.2.2	if posted for express delivery, at 10.00 a.m. on the third business day after it was put into the post; or

13.2.3	if sent by facsimile, at the expiration of two hours after the time of dispatch, if dispatched before 3.00 p.m. on any business day, and in any other case at 10.00 a.m. on the business day following the date of dispatch.

13.3	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted for express recorded delivery or that the facsimile message was properly addressed and despatched and the correct answer-back or identity code is received as the case may be.

13.4	The addresses of the parties for the purpose of this clause are as follows:

The Seller

PT Invest International LLC
1220 New Market Street, Suite 060
Wilmington
Delaware
United States of America

For the attention of:	Ms Krisztina Zorn c/o Mr Emil Krén
Facsimile:	(36 1) 452 1220

With a copy to:

KFKI Investment Kft
Tüzér u. 39-41.
1134 Budapest
Hungary

For the attention of:	László Szonyi
Facsimile:	(36 1)452 1220

KFKI

KFKI Investment Kft
Tüzér u. 39-41.
1134 Budapest
Hungary

For the attention of:	László Szonyi
Facsimile:	(36 1)452 1220

The Purchaser

Hungarian Telephone and Cable Corp.
1201 Third Avenue, Suite 3400
Seattle
Washington WA 98101-3034
United States of America

For the attention of:	Mr Ole Bertram
Facsimile:	+1 206-652-2911

With a copy to:

Hungarotel Rt.
Teréz krt. 46.
H-1066 Budapest
Hungary

For the attention of:	Mr Ole Bertram
Facsimile:	+ 36 (1) 474 0351

14.	GENERAL

14.1	Each of the obligations and undertakings set out in this Agreement which is not fully performed at Completion will continue in force after Completion.

14.2	The Purchaser shall be entitled to assign or transfer its rights or obligations under this Agreement or any of them to any Affiliate without the prior written consent of either the Seller or KFKI, subject only to it serving a notice on both the Seller and KFKI of its intention to so assign or transfer. If the Purchaser does assign or transfer its rights or obligations to any Affiliate, it agrees and undertakes to cause and procure the Affiliate to comply in full with each of its obligations under this Agreement. If the Affiliate fails to perform any of its obligations under this Agreement, the Purchaser will indemnify the Seller for all and any loss or damage suffered by it as a consequence of the Affiliate’s failure. Neither the Seller nor KFKI shall be entitled to assign or transfer their rights or obligations under this Agreement or any of them without the prior written consent of the Purchaser – except the transfer the HTCC Common Shares within the KFKI Group as stipulated in Clause 3.2 -, such consent not to be unreasonably withheld or delayed.

14.3	Each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this Agreement.

14.4	This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

14.5	This Agreement was drafted in English and Hungarian. In case of any discrepancy between the interpretation of the two versions, the English language version shall govern.

15.	TERMINATION

15.1	This Agreement shall terminate only in accordance with the provisions of Clause 5.4. or with the mutual and express written consent of the parties.

15.2	On termination of this Agreement, the rights and liabilities of the parties which have accrued beforehand shall continue to subsist and the provisions in Clause 1 (Definitions), Clause 12 (Announcements and Confidentiality), Clause 13 (Notices), Clause 14 (3) (Costs) and Clause 16 (Governing Law and Arbitration) shall survive.

16.	GOVERNING LAW AND ARBITRATION

16.1	This Agreement is governed by, and shall be construed in accordance with, the laws of Hungary.

16.2	Any dispute which arises or occurs in relation to any thing or matter arising out of or in connection with this Agreement between the Purchaser on the one hand and the Seller and/or KFKI on the other and which is not resolved within 30 days of notice of a dispute being given by a party (“party” for the remainder of this clause being the Purchaser on the one hand or the Seller and/or KFKI on the other) shall, at the request of either party, be referred to arbitration under the rules of the Permanent Arbitration Court attached to the Hungarian Chamber of Trade and Industry, Budapest. The place of the arbitration shall be Budapest, Hungary and the language of the arbitration shall be English. Arbitration shall be before a panel of three arbitrators. Each party shall be entitled to choose one arbitrator. The arbitrators so chosen by the parties shall then choose one more arbitrator. The decision and award of the arbitral tribunal shall be final, non-appealable and binding on the parties, their successors and assignees.

This Agreement has been signed by and on behalf of the parties this 21st day of September 2004.

Signed by Krisztina Zorn	)
for and on behalf of	)
PT Invest International LLC	)

Signed by László Szonyi	)
for and on behalf of	)
KFKI Investment Limited	)

Signed by Ole Bertram, President and CEO	)
for and on behalf of	)
Hungarian Telephone and Cable Corp.	)

SCHEDULE 1

Seller’s Warranties

1) Due Incorporation and Capacity

The Seller is a corporation validly existing under the laws of Delaware. The Seller has the requisite power and authority to enter into and perform, and has taken all necessary corporate actions to authorise the execution and performance of, its obligations under this Agreement.

2) Valid Obligations

This Agreement constitutes valid and binding obligations of the Seller.

3) Shares

The Sale Shares have been properly and validly allotted and issued and are each fully paid.

The Seller has no interest in the Company or any of the Subsidiaries other than the Sale Shares.

Save for the security granted to the lenders pursuant to the PanTel Loan Facility, there is no option, right to acquire, right of pre-emption, right to call for an issue, conversion or allotment, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting any of the Sale Shares and there is no agreement or commitment to give or create any of the foregoing.

The Seller is entitled to transfer the full legal ownership in the Sale Shares to the Purchaser on the terms set out in this Agreement.

4) Rights of Way and Rights of Use

To the best knowledge and belief of the Seller

a)	the Company and each of the Subsidiaries have (as appropriate) obtained all necessary and desirable state, governmental, ministerial or similar consents, acknowledgements and approvals in respect of Rights of Way and Rights of Use over or touching on property or land owned by or used by the state, a governmental department, agency or body or by a state-owned or state-controlled company or undertaking;

b)	none of the Seller, the Company nor any of the Subsidiaries is aware of any fact, matter or circumstance that may result in any Rights of Way or Rights of Use being withdrawn, terminated or otherwise altered or limited in a manner that would have a material adverse effect on the financial position or the operations of the Company or of the Subsidiaries.

SCHEDULE 2

Particulars of the Subsidiaries

This Schedule is not being filed. The Registrant shall furnish supplementally a copy of any omitted schedule to the Commission upon request.

SCHEDULE 3

Consideration

The consideration for the sale and purchase of the Sale Shares (the “Consideration”) shall be:

(a) the sum of Euro 4,423,000, that is Four million, four hundred and twenty-three thousand Euro, and

(b) 204,000 newly-issued unregistered common shares in the Purchaser, the “HTCC Common Shares”.

SCHEDULE 4

Undertaking with regard to the Transfer of HTCC Common Shares

PT INVEST INTERNATIONAL LLC, a legal entity established and existing under the laws of the state of Delaware, the United States of America, whose registered office is at 1220 New Market Street, Suite 060, Wilmington, Delaware 19801, the United States of America, (“PT Invest”),

as a term of it having 204,000 newly-issued unregistered common shares in Hungarian Telephone and Cable Corp. (the “HTCC Common Shares”) issued to it pursuant to the terms of a share sale and purchase agreement dated the same day as this Undertaking, hereby undertakes to

HUNGARIAN TELEPHONE AND CABLE CORP., a legal entity established and existing under the laws of the state of Delaware, the United States of America, whose registered office is at 1201 Third Avenue, Suite 3400, Seattle, Washington WA 98101-3034, the United States of America (“HTCC”),

That

(a)	it will not transfer any of the HTCC Common Shares before 21 September 2006; and

(b)	it will not transfer any more than 50% of the HTCC Common Shares during the period between 21 September 2006 and 21 September 2007.

Such prohibitions shall not affect the Seller’s right to transfer the HTCC Common Shares within the KFKI Group provided that (i) the transferee gives to HTCC an undertaking regarding prohibitions on sale in the same form as that in this Undertaking and (ii) the transferee remains a member of the KFKI Group until 21 September 2007.

Further, if, subject to the above-mentioned prohibitions on transfer and following registration of the HTCC Common Shares, it wishes to transfer any of the HTCC Common Shares on the open market, it will consult with HTCC in order to avoid any decrease in the publicly-listed share price of HTCC.

For the purposes of this Undertaking, “transfer” shall be interpreted to mean any sale, disposal, contribution or other parting with legal or beneficial ownership in whole or in part by PT Invest, whether for value received or not.

PT Invest shall, however, be free - subject to the above-mentioned prohibitions on transfer and following registration of the HTCC Common Shares - to the transfer of HTCC Common Shares without the obligation to consult with HTCC if the number of shares to be transferred by PT Invest per day is below four thousand (4,000) shares.

Dated:

Signed by [°]	)
for and on behalf of	)
PT Invest International LLC	)